May 10, 1999




Dear Tendering Shareholders:

     I am excited to announce that our Stock Tender Offer was concluded successfully on Friday, April 30, 1999. We had offered to purchase up to 200,000 shares of our common stock at $28.00 per share. According to the tender materials, we had the right to increase the offer by up to 2% of the total stock outstanding, to a total of 275,856 shares. Our tender was so successful that we had more shares tendered than we are permitted to repurchase. A total of 299,848 shares were tendered. As a result, some tenders may not be accepted, if they were conditional, and some tenders may have to be reduced to allow for proration of the tenders received.

     We are tendering only a percentage of your shares. Under the terms of our tender offer, we had to accept the complete tender for all persons owning and tendering less than 100 shares and all persons who tendered all of their stock and would have, as a result of any proration, retained less than 100 shares. You did not fall into this category, so we have prorated your tender, and are purchasing from you approximately 91% of the shares you offered. Accordingly, please accept our check representing the number of whole shares we accepted for tender times $28.00, and a new certificate for the shares which you will retain.

     We are very excited about the success of this tender. We are sorry you have decided to reduce your ownership in our company, but we thank you for your past loyalty as a shareholder. I hope you will consider us again when you are looking at possible investment opportunities. If there is anything that I or anyone else at our company can do to help you in your banking needs in the future, I hope you will let us know. We thank you for continuing to be a shareholder of National Bankshares, Inc.

                                   Sincerely,


                                   James G. Rakes
                                   Chairman of the Board
                                   President and CEO
JGR/bmr
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